Filed by FB Financial Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Southern States Bancshares, Inc.
Commission File No.: 001-40727
Date: March 31, 2025

The following communication was made available to employees of FB Financial Corporation and Southern States Bancshares, Inc. on March 31, 2025.

WELCOME
Welcome to FirstBank! We are excited to have you join the FirstBank team and cannot wait to work together!

FirstBank is committed to open communication and has created this document to address some of your questions about the proposed merger of Southern States Bank and FirstBank. We also want to share some of FirstBank’s unique characteristics.

We look forward to meeting you in person and get to know you over the next few weeks.

Chris Holmes
President & CEO

FREQUENTLY ASKED QUESTIONS

Who is FirstBank and what is the bank’s culture?
FirstBank is a community bank built on its rich history from its origins in a small town in West Tennessee. We are built on high-quality people, local decision-making, and relationships that last for generations. We understand the importance of giving back to the communities where our associates and customers work and live. These core beliefs are the foundation of our culture.

At FirstBank, we are committed to a set of core beliefs that define our culture. We aspire to live by these values every day:
•One Team, One Bank
•Do the Right Thing
•Commitment to Excellence
•Exist For The Customer
•Treat People With Respect
•Enjoy Life

You will quickly notice that we prioritize taking the time to get to know each other and our customers. This focus on personal relationships has been a cornerstone of our bank since it was founded nearly 120 years ago in Scotts Hill, Tennessee.

FirstBank is a wholly owned subsidiary of FB Financial Corporation. In September 2016, FB Financial completed one of the most successful bank initial public stock offerings in the wake of the great financial crisis. The bank currently has 77 full-service bank branches across Tennessee, Alabama, Kentucky, and North Georgia, and a regional mortgage business with offices across the Southeast. FirstBank has approximately 1,500 associates, is currently in seven metropolitan markets and twenty-six community markets within our footprint, and has over $13 billion in total assets. After the merger of Southern States Bank (or “Southern States”) and FirstBank, the combined company will have consolidated assets of over $16 billion.

FirstBank has been recognized as one of Tennessee’s best employers by American Banker, Business Tennessee, the Tennessee Chamber of Commerce & Industry, the Tennessee Society for Human Resource Management, and The Tennessean.

Why have FirstBank and Southern States decided to merge?
The merger between Southern States and FirstBank is an ideal fit as both banks have a culture grounded on strong values that focuses on associate and customer experiences as well as community involvement. Southern States holds leadership positions in its markets, demonstrates strong financial performance, and has a proven and dedicated workforce. Importantly, our banks share a commitment to providing sound financial solutions to their customers while delivering solid returns to their shareholders.

We realize that one of the major reasons behind your success is the people who work here. You helped build, establish and maintain a positive work environment both inside and beyond the walls of the bank. We are excited about joining forces and building a great team!

What is the process for getting regulatory and shareholder approval and when will the transaction close?
In the coming weeks, we will be submitting applications to the necessary regulatory authorities for approval, and FirstBank and Southern States will work together to prepare a prospectus/proxy statement for the shareholders of each company to approve the transaction. We are eagerly anticipating receipt of necessary approvals and closing of the merger in the third quarter of 2025.

When do you expect the final conversion to systems, signage, etc., to be complete?
We expect a systems conversion to occur by the end of 2025. We will keep you updated on our progress in the coming weeks and will be available to answer any questions about the merger.

Will the name change to FirstBank?
Our desire and anticipation are that we will use the FirstBank name following the closing of the transaction, and we will update you on our progress.

What will take place between now and the closing date?
We are excited about having you join a new team with FirstBank and Southern States associates, and we are committed to ensuring this transition is a positive experience for everyone involved. Both banks have completed similar mergers in the past and has demonstrated success in the process.

Between now and the closing date, it is business as usual, including your reporting structure. We will establish integration teams from both banks that will work together to explore the needs of associates, customers, and the community to adopt the best-in-class products, services and technology.

Who will lead the bank after the closing date?
Chris Holmes, President and CEO of FirstBank, will lead the combined company.

Where will the bank headquarters be located?
Nashville, Tennessee

How will the acquisition impact me and my job?
We know that changes will occur during this transition and will have a better understanding once the integration teams start their work. Changes will be made with everyone’s best interest in mind and to better serve our customers and the community while maintaining the Company’s banking mission.

We will share additional information regarding details of the transition and how you will be impacted. In the meantime, we will work to make the process as seamless as possible.

Will FirstBank close any branches?
While we have not made decisions about closing specific locations, we do not anticipate any significant impact on Southern States branches given that there is very little geographical overlap in our service territories.

What is FirstBank’s philosophy about benefits and associate well-being?
We are committed to attracting and retaining the best talent by offering competitive compensation and benefits. Our goal is to provide associates with the resources they need to succeed both personally and professionally. Along with market-competitive pay, healthcare benefits, short- and long-term incentives, and an employee stock purchase plan, we ensure that associates receive comprehensive support for their well-being.

How will my benefits be affected?
Teams from both FirstBank and Southern States will begin comparing benefits packages. We will keep you informed and strive to ensure that you receive competitive and comprehensive benefits. Here are a few things we currently know:
•Your current tenure will transfer and your hire date with FirstBank will remain unchanged from Southern States.
•Prior to close, Human Resources and/or management will meet with you to provide Employee Engagement Letters and answer any questions you have related to compensation and benefits.
•The integration team is working to determine how participation in your current healthcare benefits plans will be managed. We will communicate with you about benefits in the coming weeks.
•Upon close, you will transition to the FirstBank payroll system.  Setup and training will occur before the close date.
•After close, you will have the option to roll over your Southern States 401(k) to FirstBank’s 401(k) plan or other plans of your choice.

How does FirstBank help associates advance their careers?
Our people are at the core of our success. We are committed to ensuring that FirstBank is a place where careers flourish, ideas thrive, and contributions are valued. We launched our second all-associate engagement survey to listen to what is important to our associates, and where possible, act on suggestions raised in these surveys to better meet your needs. Each year, we invest in our associates by providing comprehensive professional development opportunities and through company initiatives to ensure that FirstBank remains a place where associates feel respected and empowered.

What will happen to Southern States’s existing customers?
FirstBank exists for the customer! We have a communication and retention plan with the goal of retaining as many customers as possible. Like these FAQs we’ve put together for you, we have one for customers to understand our story and the integration process. We hope you’ll share our excitement and encourage them to stay with us for great community banking. The same customer service they are accustomed to will continue as we bring together two good banks to make one GREAT BANK!

Is FirstBank active in the community?
Absolutely! FirstBank is passionate about the communities we serve, and every year, we make strategic investments designed to make a tangible and sustained impact in our communities. We provide each full-time associate 16 hours of volunteer paid time off to use for community service annually. You will find our associates at everything from charity golf tournaments to fashion shows and everything in between. In 2024, FirstBank associates dedicated over 9,400 volunteer hours to improving the areas where we operate!

We have a special dedication to improving the quality of life in our communities and we hope you will join us in that effort as we expand our presence in Southern States’ markets in Alabama and Georgia.

What are the best ways to stay updated and ask questions during this transition?
FirstBank will publish frequent newsletters to provide integration updates and introduce you to our team. If you have questions in the meantime, please contact your manager.

Again, welcome to the FirstBank team!

Cautionary Note Regarding Forward Looking Statements
This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Any statements about FB Financial Corporation (“FB Financial”), Southern States Bancshares, Inc. (“Southern States”) or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements.
Such statements are generally identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction between FB Financial and Southern States (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.
These forward-looking statements are not historical facts, and are based upon current expectations, estimates, and projections, many of which, by their nature, are inherently uncertain and beyond FB Financial’s or Southern States’ control. In addition to factors previously disclosed in FB Financial’s and Southern States’ reports filed with the U.S. Securities and Exchange Commission (the “SEC”), the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: (1) the risk that the cost savings and any revenue synergies from the proposed Transaction are less than or different from expectations, (2) disruption from the proposed Transaction with customer, supplier, or employee relationships, (3) the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement, (4) the failure to obtain necessary regulatory approvals for the Transaction, (5) the failure to obtain the approval of FB Financial and Southern States’ shareholders in connection with the Transaction, (6) the possibility that the costs, fees, expenses, and charges related to the Transaction may be greater than anticipated, including as a result of unexpected or unknown factors, events, or liabilities, (7) the failure of the conditions to the Transaction to be satisfied, (8) the risks related to the integration of the combined businesses, including the risk that the integration will be materially delayed or will be more costly or difficult than expected, (9) the diversion of management time on merger-related issues, (10) the ability of FB Financial to effectively manage the larger and more complex operations of the combined company following the Transaction, (11) the risks associated with FB Financial’s pursuit of future acquisitions, (12) the risk of expansion into new geographic or product markets, (13) reputational risk and the reaction of the parties’ customers to the Transaction, (14) FB Financial’s ability to successfully execute its various business strategies, including its ability to execute on potential acquisition opportunities, (15) the risk of potential litigation or regulatory action related to the Transaction, and (16) general competitive, economic, political, and market conditions.
These factors are not necessarily all of the factors that could cause FB Financial’s, Southern States’ or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm FB Financial’s, Southern States’, or the combined company’s results.
FB Financial and Southern States urge you to consider all of these risks, uncertainties and other factors carefully in evaluating all such forward-looking statements made by FB Financial and/or Southern States. As a result of these and other matters, including changes in facts, assumptions not being realized or other factors, the actual results relating to the subject matter of any forward-looking statement may differ materially from the anticipated results expressed or implied in that forward-looking statement. Any forward-looking statement made in this communication or made by FB Financial or Southern States in any report, filing, document or information incorporated by reference in this communication, speaks only as of the date on which it is made. FB Financial and Southern States undertake no obligation to update any such forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law. A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. FB Financial and Southern States believe that these assumptions or bases have been chosen in good faith and that they are reasonable. However, FB Financial and Southern States caution you that assumptions as to future occurrences or results almost always vary from actual future occurrences or results, and the differences between assumptions and actual occurrences and results can be material. Therefore, FB Financial and Southern States caution you not to place undue reliance on the forward-looking statements contained in this filing or incorporated by reference herein.
If FB Financial or Southern States update one or more forward-looking statements, no inference should be drawn that FB Financial or Southern States will make additional updates with respect to those or other forward-looking statements. Further information regarding FB Financial, Southern States and factors which could affect the forward-looking statements contained herein can be found in FB Financial's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001649749/000164974925000035/fbk-20241231.htm) and its other filings with the SEC, and in Southern States' Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001689731/0001 62828025012878/ssbk-20241231.htm) and its other filings with the SEC.
Important Information About the Transactions and Where to Find It
This communication does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities or a solicitation of any vote or approval. In connection with the Transaction, FB Financial will file with the SEC a Registration Statement on Form S-4 to register the shares of FB Financial capital stock to be issued in connection with the Transaction. The Registration Statement will include a joint proxy statement of FB Financial and Southern States that also constitutes a prospectus of FB Financial. The definitive joint proxy statement/prospectus will be sent to the shareholders of each of FB Financial and Southern States seeking their approval of the Transaction and other related matters.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING FB FINANCIAL, SOUTHERN STATES, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by FB Financial or Southern States through the website maintained by the SEC at https://www.sec.gov or from FB Financial at its website, https://investors.firstbankonline. com, or from Southern States at its website, https://ir.southernstatesbank.net. Documents filed with the SEC by FB Financial will be available free of charge by accessing the “SEC Filings” tab of FB Financial’s website at, https://investors.firstbankonline.com, or alternatively by directing a request by mail to FB Financial’s Corporate Secretary, 1221 Broadway, Suite 1300, Nashville, Tennessee 37203, and documents filed with the SEC by Southern States will be available free of charge by accessing Southern States’ website at https://ir.southernstatesbank.net under the “SEC Filings” tab or, alternatively, by directing a request by mail to Southern States’ Corporate Secretary, 615 Quintard Ave., Anniston, Alabama, 36201.
Participants in the Solicitation
FB Financial, Southern States, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FB Financial and Southern States shareholders in connection with the proposed merger under the rules of the SEC. Information about the interests of the directors and executive officers of FB Financial and Southern States and other persons who may be deemed to be participants in the solicitation of shareholders of FB Financial and Southern States in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC.
Information about the directors and executive officers of FB Financial and their ownership of FB Financial common stock may also be found in the preliminary proxy statement for FB Financial’s 2025 annual meeting of shareholders, filed with the SEC by FB Financial on March 28, 2025, and other documents subsequently filed by FB Financial with the SEC. To the extent holdings of FB Financial common stock by the directors and executive officers of FB Financial have changed from the amounts of FB Financial common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Southern States and their ownership of Southern States common stock may be found in the definitive proxy statement for Southern States’ 2024 annual meeting of shareholders (available at https://www.sec.gov/Archives/edgar/data/1689731/000162828024012666/a2024proxy-def14a.htm), filed with the SEC by Southern States on March 22, 2024, and other documents subsequently filed by Southern States with the SEC. To the extent holdings of Southern States common stock by the directors and executive officers of Southern States have changed from the amounts of Southern States common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described above.